

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 11, 2017

Via E-mail
Victor Gallo
General Counsel
AP Gaming Holdco, Inc.
5475 S. Decatur Blvd., Suite 100
Las Vegas, NV 89118

>   **Re: AP Gaming Holdco, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 14, 2017**
>   **CIK No. 1593548**

Dear Mr. Gallo:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please consistently order numerical data presented in tabular and narrative format throughout your document. Please refer to SAB Topic 11:E for guidance.

2. Please identify your lead underwriter(s) in your next amendment to your registration statement on Form S-1. See Item 501(b)(8) of Regulation S-K.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4. We note references, particularly in the Summary and Industry sections of your prospectus, to reports prepared by Eilers & Krejcik, LLC and PricewaterhouseCoopers as your source for statistical, qualitative and comparative statements of market size, share, and expected growth rates, and other industry data contained in your prospectus. For each reference, please provide us with copies of these reports, appropriately marked to highlight the sections you rely upon. Please also tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit. See Rule 436 of Regulation C of the Securities Act of 1933.

5. Please provide information about the location and character of your physical properties, as required by Item 102 of Regulation S-K.

Prospectus Summary, page 1

Company and Products Overview, page 1

6. Please revise your disclosure to ensure that your summary is balanced and gives equal prominence to the risks and challenges you face. For example, you should address the amount of and the limitations presented by your indebtedness and your history of operating losses.

7. Please reconcile your disclosure here that your operations began in 2005 when you were founded with your disclosure in the Timeline on the inside front cover page that AGS's historical gaming assets began in 2001.

Developments & Acquisitions, page 3

8. You state in the fourth bullet point on page 4 that Dex S is the "first true alternative for casino operators" and in Table Products on page 88 your belief that casino operators currently have no alternative in the marketplace to Dex S. We note, however, numerous alternative automatic professional card shufflers on the marketplace and your disclosure on page 84 of competing shuffler products. Please revise to explain what distinguishes the Dex S from other card shufflers.

The Reclassification, page 11

9. Please revise your disclosures for the changes to your common stock to clarify when the changes will be made (i.e., prior to effectiveness of the Form S-1 or prior to the closing of the IPO and after the effectiveness of the Form S-1). Please address this comment throughout the Form S-1.

Risk Factors, page 18

10. Please provide an independent risk factor discussing your history of operating losses and the possibility of continued operating losses.

Use of Proceeds, page 46

11. Please expand your disclosures to provide additional clarity about the nature of the fees and expenses related to this offering you intend to pay with the proceeds, including whether the fees and expenses have been incurred and included in your historical consolidated financial statement and the amount.

12. We note your disclosure on page F-27 that the Amaya Seller Note with a carrying value of $13 million as of December 31, 2016, is required to be repaid in the event of a public equity offering resulting in aggregate proceeds greater than $10,000,000.00. Please include the repayment of this note, and any other indebtedness to which you intend to apply proceeds, including the interest rate and maturity, as part of your use of proceeds. See Instruction 4 to Item 504 of Regulation S-K.

13. You disclose that proceeds remaining after payment of fees and expenses related to this offering will be used for "general corporate purposes." Please clarify how you intend to use the proceeds of this offering. In the alternative, please disclose if you have no current specific plans for the proceeds and state the principal reasons for the offering. See Item 504 of Regulation S-K. Please update your Offering table on page 14 accordingly.

Selected Historical Consolidated Financial and Other Data, page 51

14. Please include fiscal years 2012 and 2013 in accordance with Item 301 of Regulation S-K. In this regard, we note your initial registration statement under the Exchange Act included fiscal year 2012 audited financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

Acquisitions and Divestitures, page 55

15. Please disclose the aggregate amount of consideration paid for Cadillac Jack.

Results of Operations, page 57

16. Please expand your analyses provided for all periods presented at the consolidated and segment levels to quantify the impact each material factor had on the line item discussed. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

17. Please expand your discussion of the impact the acquisition of Cadillac Jack had on your gaming operations revenues to disclose the number of units Cadillac Jack added to the EGM installed base for each period presented, including at the acquisition date.

18. Please expand your discussion and analysis of your operating results to include an analysis of the decline in EGM revenue from Native American tribal customers resulting in a decrease to profit margins. Please refer to your disclosures on page 30.

19. Please expand your analysis of cost of equipment sales to disclose the number of older generation gaming machines sold in the secondary markets for each period presented. Please include an analysis of this line item for fiscal year 2015 as compared to fiscal year 2014.

20. Please provide a more comprehensive analysis of the 27.3% increase in the EGM segment's gaming operations revenue. In this regard, we note that total installed base increased 8.3% with total revenue per day declining 5.3%.

Liquidity and Capital Resources, page 69

21. Please disclose the current amount of unused borrowing capacity available under your revolving credit facility without violating any debt covenants.

22. Please disclose the actual ratio for the financial debt covenant.

23. Please disclose your expected capital expenditures, including the nature of the expenditures, and research and development expenditures for 2017. Refer to Item 303(a)(2)(i) of Regulation S-K.

24. Please expand your analysis of operating cash flows to include an explanation for the material increase in accounts payable and accrued liabilities positively impacting your operating cash flows for fiscal year 2016.

25. We note that several of your risk factors highlight the fact that the terms of your existing debt may limit your ability to borrow additional funds as needed. If material, please elaborate on the terms of these restrictions under the credit facility, PIK Notes or other material indebtedness.

Critical Accounting Estimates, page 72

26. Please substantially revise all of your identified critical accounting estimates to provide more company-specific descriptions of the assumptions and judgments made for each of the areas presented. Please also provide disclosures that discuss the facts and circumstances that could result in a reasonably possible, material change in the assumptions and judgments along with a description of the impact the change would have

to your consolidated financial statements. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section 501.14 of the Financial Reporting Codification.

Revenue Recognition, page 73

27. Please provide disclosure for your analysis of the material terms of your leasing arrangements and the authoritative literature in ASC 840-10-25-43, ASC 840-10-25-1, and ASC 840-10-25-42 that led to your conclusion all of your leasing arrangements met the requirements for operating lease accounting.

Property and Equipment, page 75

28. Please disclose whether any of your asset groups were assessed for recoverability during fiscal year 2016 and subsequent, including the carrying value of any asset groups assessed and a description of the asset groups.

29. Please disclose the extent to which the fair value of the American Gaming Systems trade name exceeded its carrying value as of the most recent testing date.

30. We note your disclosures on pages 7, 10, 83 and 93 regarding the potential Brazilian market, including the development of a library of games and the new ALORA cabinet that will be exclusive for this market. Please disclose the carrying value of the assets recognized as of the most recent balance sheet date along with how you determined that these assets are not impaired. In this regard, there does not appear to be any developments for an expanded gambling market in Brazil since December 2015.

Goodwill, page 77

31. We note that both your Table Product and Interactive reporting units have reported increasing adjusted losses before interest taxes, depreciation and amortization for all periods presented. Please expand your disclosures to bridge the gap between these two reporting units' historical results and your conclusion that the fair value of the reporting units exceeds the carrying values by a significant amount and 22%, respectively. In this regard, we note you estimate fair value using discounted cash flows.

Quantitative and Qualitative Disclosure about Market Risk, page 79

Interest Rates, page 79

32. We note that as of December 31, 2016, approximately 71% of your debt accrues interest on variable rates once the LIBOR rate exceeds 1%. Accordingly, please revise disclosure to include quantitative information in one of the formats outlined in Item 305 of Regulation S-K.

Industry, page 81

33. We note your disclosures regarding the potential Brazilian market. Please expand your disclosures to include the carrying value of assets and/or liabilities recognized for the most recent balance sheet date and the amount of costs incurred for each period presented related to your preparations and implemented plan for the potential market. Please also provide the current status of the potential expanded gambling market.

Business, page 85

34. Please update to elaborate on your business operations that involve the sale of gaming machines and systems into the secondary market.

35. Please provide the financial information about geographic areas called for by Item 101(d) of Regulation S-K, or provide a cross-reference to Note 15 of your Consolidated Financial Statements.

Research and Development, page 97

36. Please disclose amounts spent during each of the last three fiscal years on company-sponsored research and development activities. See Item 101(b)(xi) of Regulation S-K.

Seasonality, page 98

37. Please reconcile disclosure here that your business is not materially impacted by seasonality with disclosure on page 28 that your operating results are typically higher in quarters one and two due primarily to seasonality of player demand.

Code of Business Conduct and Ethics, page 103

38. Please remove your reference to www.chuckecheese.com/.

Compensation Discussion and Analysis, page 104

Summary Compensation Table, page 104

39. Please provide narrative disclosure of the material terms of each grant of option awards, such as the date of and conditions to exercisability. See Item 402(o)(4) of Regulation S-K.

40. Please provide narrative disclosure of the material terms necessary to understand how specific amounts of non-equity plan compensation awards were determined during the last completed fiscal year. See Item 402(o)(5) of Regulation S-K.

Securityholders Agreement, page 117

41. We note the Securityholders Agreement contemplates the operation of Class A and Class B shares. Please clarify here the impact of the reclassification on the Securityholders Agreement.

Description of Material Indebtedness, page 123

Seller Notes, page 125

42. Please revise to disclose that the Amaya Seller Note must be repaid in the event of a public equity offering resulting in aggregate proceeds greater than $10,000,000.00.

Shares Eligible for Future Sale, page 126

43. Please disclosure the amount of options, warrants and other securities convertible into your common stock that is outstanding. See Item 201(a)(2) Regulation S-K.

Index to Consolidated Financial Statements, page F-1

44. We note that you intend to change your capital structure and also effect a stock split. To the extent that you intend to do this prior to effectiveness of the Form S-1, please address the guidance in ASC 505-10-S99-4 (SAB Topic 4:C) to retroactively effect these changes in your equity structure in the balance sheets and ASC 260-10-55-12 – 55-14 for the presentation of earnings/(loss) per share. Please note that if you revise your financial statements and your disclosures to give retroactive effect to the change in your equity structure, your auditors will need to revise their audit reports. If only a "to-be-issued" report can be presented due to a pending future event, your auditors should include a signed and dated preface to their "to-be-issued" report stating the reason for the "to-be-issued" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditors' reports would need to be included in the filing prior to effectiveness. Refer to Article 2-02 of Regulation S-X for guidance.

Report of Independent Registered Public Accounting Firm, page F-2

45. Please provide a report from PricewaterhouseCoopers LLP that includes the financial statement schedules as part of the responsibility of your management sentence.

Note 1. Description of the Business and Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-9

46. Please expand your accounting policy for gaming equipment under participation arrangements to address the following:
    - Disclose the length of the participation arrangements.
    - Expand your disclosure to explain what it means to your consolidated financial statements and the recognition of revenue to account for these arrangements as operating leases.
    - Disclose how arrangements that include performance guarantees impact revenue recognition and are accounted for in the consolidated financial statements.
    - Disclose how arrangements that require a portion of the win per day to be set aside and used to fund marketing, advertising, promotions and service are accounted for in the consolidated financial statements.
    - Disclose how you account for the incentives offered (e.g., discounts, free trials, free gaming equipment) for the sale or placement of your products and services.

47. On pages 10 and 93, you disclose that your managing of game title mix across your domestic installed base of participation slot machines contributed $1.9 million in revenue. We further note your disclosure on page 87 that Core tiles are the highest gross earners and represent the majority of your fiscal year 2016 total revenue. Please tell us how managing of your game title mix generated revenues and also link this discussion to your revenue recognition policy for this revenue stream.

48. On page 73, you provide disclosure regarding the judgement required to assess your customer arrangements for multiple deliverables. Further, Cadillac Jack's revenue recognition accounting policy includes multiple-element arrangements. However, you have not provided an accounting policy for multiple-element arrangements related to revenue recognition. Please address this inconsistency in your disclosures and Cadillac Jack's stated accounting policies.

49. We note that Cadillac Jack's stated accounting policy on pages F-50-F-51 account for gaming operations revenue as service revenue rather than as operating leases. However, we did not note a similar accounting policy for the Cadillac Jack arrangements in your audited financial statements. Please help us understand the divergence in your accounting policies and how you addressed this difference upon consolidation of Cadillac Jack's operations in your consolidated financial statements. In this regard, we did not note an adjustment to the pro forma financial statements included in the Form 8-K filed on August 14, 2015.

50. Please tell us why you have not provided an accounting policy for wide area progressive systems revenues and jackpot payables, which is a revenue recognition policy in Cadillac Jack's audited financial statements. We also note your disclosure on page 79 regarding wide area progressive jackpot liabilities.

Receivables, Allowance for Doubtful Accounts, page F-10

51. Please provide an explanation for the significant increase in the provision (i.e., what are the specific credit concerns on certain receivables referenced on page 20).

Property and Equipment, page F-11

52. Please include your policy for costs incurred for renewals and refurbishments that materially extend the life of your property and equipment, or confirm that you do not incur these types of costs.

53. We note that you sell used gaming equipment. Please disclose your accounting policy for your assessment of the residual value of your gaming equipment.

54. Please disclose the level you assess impairment of your property and equipment (i.e., what is the lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 - 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Note 2. Acquisitions, page F-17

55. Please disclose the material terms of the agreement reached with Amaya regarding the contingent receivable.

56. Please disclose the number of gaming equipment acquired.

Note 4. Goodwill and Intangibles, page F-22

57. Please expand your disclosures for development agreements to include the carrying value of the loans/notes receivables for each period presented and to provide the information required by ASC 310-10-50.

58. For your placement fee arrangements, please disclose the carrying value of asset recognized, where the assets is included in the consolidated balance sheet, and the amount recognized as a reduction of revenue for each period presented.

Note 7. Stockholders' Equity, page F-27

59. Please expand your disclosure for the 108,307 Class B Shares issued to "Management Holder" to disclose what the performance condition is, why you will not recognize compensation expense until the condition is met rather than probable, and the amount of unrecognized compensation expense. Please refer to ASC 718-10-25-20 for guidance.

Note 8. Write Downs and Other Charges, page F-28

    60. Please expand your disclosures to provide information required by ASC 820-10-50.

Note 11. Share-Based Compensation, page F-29

    61. Please expand your disclosure to state the return on investment that is to be achieved for the market condition to be met.

    62. We note your disclosures that the stock options granted include service, market and performance conditions with the performance condition being a qualified public offering, which results in no compensation expense being recognized until this condition is probable. Please disclose the amount of unrecognized compensation expense for these awards. Please also tell us how 108,791 stock options are exercisable as of December 31, 2016, if the performance condition has not been met. If you have granted stock options with differing vesting requirements, please separately present these awards and the required disclosures. Please refer to ASC 718-10-50-2.g. and 50-2.i. for guidance.

    63. Please provide the disclosures required by ASC 718-10-50 for the share-based awards held by the Cadillac Jack employees, in which you recognized $4.9 million in stock-based compensation during fiscal year 2015.

    64. Please disclose the amount of unrecognized compensation expense for the restricted stock awards in accordance with ASC 718-10-50-2.i.

Note 13. Income Taxes, page F-34

    65. We note that you have recognized an indemnification receivable of $16.4 million. Please expand your disclosure to include the corresponding liability recognized and to include the specific facts and circumstances that led to your conclusion that it is probable the indemnification receivable will be realized.

Note 14. Commitments and Contingencies, page F-35

    66. Please expand your disclosures for your accounting policy for loss contingencies to also provide the disclosures required by ASC 450-20-50.

    67. Please provide the disclosures required by ASC 460-10-50-7 through 50-8 for your product warranties.

Note 15. Operating Segments, page F-35

    68. Please expand your disclosure to explain why asset information is not reported to your CODM as required by ASC 280-10-50-26.

Note 16. Selected Quarterly Financial Data (Unaudited), page F-37

69. Please expand your presentation to include gross profit in accordance with Item 302(a)(1) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-2

70. Please update your disclosure to include your May 29, 2015 issuance of 4,931,529 shares to your controlling shareholder and all other sales of unregistered securities that have occurred within the past three years. See Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules., page II-3

71. Please file as exhibits all contracts representing material debt agreements, including the Amaya Seller Note. See Items 601(b)(4) and 601(b)(10) of Regulation S-K.

72. We note your disclosure of lock-up agreements entered into with Apollo and their affiliates, certain of your shareholders and your officers and directors. Please file as exhibits all such agreements. See Item 601(b)(10) of Regulation S-K.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Staff Accountant, at (202) 5551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Kimo Akiona
        Monica K. Thurmond, Esq.